January 8, 2025

Erik L. Johnson
President
Income Opportunity Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

       Re: Income Opportunity Realty Investors, Inc.
           Schedule 14D-9 filed December 16, 2024
           File No. 005-45693
Dear Erik L. Johnson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed December 16, 2024
Item 1. Subject Company Information, page 1

1. Note that Item 1002(b) of Regulation M-A requires a statement of shares outstanding as of the most recent practicable date. Please revise to provide updated information or explain why August 8, 2024, is the most recent practicable date.
Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 1

2. Please specify which of the Company's SEC filings discuss conflicts of interest or material agreements between the Company and TCI, or their respective officers, directors, or affiliates. Please include the particular section or page number for any such discussion.
Item 6. Interest in Securities of the Subject Company, page 2

3. Please clarify that the referenced share repurchases did not occur within the last 60 calendar days. See Item 1008(b) of Regulation M-A.
 January 8, 2025
Page 2

Item 7. Purposes of the Transaction and Plans or Proposals, page 2

4.     The disclosure provided does not appear to be responsive to Item 7 of
Schedule 14D-
       9, as it should address subject company negotiations. Refer to Item 1006(d) of
       Regulation M-A. Please provide the required disclosure.
Item 8. Additional Information, page 2

5. Please provide the information required under Item 1011(b) of Regulation M-A, or advise. We note that the Offer to Purchase does not appear to include any exhibits, and the schedules to the Offer to Purchase do not provide the referenced information.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions